Filing pursuant to Rule 425 under the Securities Act of 1933
Filer: Orrstown Financial Services, Inc.
Subject Company: Mercersburg Financial Corporation
Registration No. 333-226098
Orrstown Financial Services, Inc. Announces Election Deadline
for Mercersburg Financial Corporation Stockholders

SHIPPENSBURG, PA, September 4, 2018 (Globe Newswire) — Orrstown Financial Services, Inc. (“Orrstown”) (NASDAQ: ORRF) today announced the deadline for common stockholders of Mercersburg Financial Corporation (“Mercersburg”) to elect the form of consideration that they wish to receive in Orrstown’s pending merger with Mercersburg. The acquisition remains subject to customary closing conditions. The merger is expected to close on October 1, 2018, subject to receipt of all required regulatory and stockholder approvals.
Mercersburg common stockholders who wish to elect to receive Orrstown common stock, cash, or a combination of stock and cash, in exchange for their shares of Mercersburg common stock must deliver a properly completed Cash/Stock Election Form and Letter of Transmittal, together with their Mercersburg stock certificate(s), to Continental Stock Transfer & Trust Company (“Continental”) prior to 5:00 p.m., Eastern time, on Monday, September 24, 2018.
Election materials will be mailed on or about September 4, 2018 to holders of record of Mercersburg common stock at the close of business on August 27, 2018.
Under the terms of the Agreement and Plan of Merger dated May 31, 2018 (the “Merger Agreement”), each outstanding share of Mercersburg common stock will be converted into the right to receive, at the election of the stockholder and subject to the allocation and proration procedures described in the Merger Agreement, either: (1) $40.00 in cash, without interest, or (2) 1.5291 shares of common stock of Orrstown. All elections are subject to the allocation and proration procedures set forth in the Merger Agreement, which are designed to ensure that 85% of the total number of shares of Mercersburg common stock outstanding immediately prior to the effective time of the Merger will be converted into shares of Orrstown common stock, and the remaining shares of Mercersburg common stock will be converted into cash. As a result, a Mercersburg stockholder may not receive the form of consideration elected, and the extent to which a Mercersburg stockholder receives the form of consideration elected will depend on the elections made by other Mercersburg stockholders.
Stockholders with questions regarding the election materials or who wish to obtain copies of the election materials should contact the Exchange Agent, Continental Stock Transfer & Trust Company, at (917) 262-2378.
About Orrstown
With over $1.6 billion in assets, Orrstown and its wholly-owned subsidiaries, Orrstown Bank and Wheatland Advisors, Inc., provide a wide range of consumer and business financial services through banking and financial advisory offices in Berks, Cumberland, Dauphin, Franklin, Lancaster, Perry, and York Counties, Pennsylvania and Washington County, Maryland. Orrstown Bank is an Equal Housing Lender and its deposits are insured up to the legal maximum by the FDIC. Orrstown’s common stock is traded on Nasdaq (ORRF). For more information about Orrstown and Orrstown Bank, visit www.orrstown.com. For more information about Wheatland Advisors, Inc., visit www.wheatlandadvisors.com.
Forward –Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Orrstown’s management with respect to, among other things, future events and Orrstown’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Orrstown’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Orrstown’s control. Accordingly, Orrstown cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.  Although Orrstown believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors which could cause the actual results of Orrstown’s operations to differ materially from expectations are set forth in Orrstown’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the registration statement. The foregoing list of factors is not exhaustive.
If one or more events related to these or other risks or uncertainties materialize, or if Orrstown’s underlying assumptions prove to be incorrect, actual results may differ materially from what Orrstown anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Orrstown does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for Orrstown to predict those events or how they may affect it. In addition, Orrstown cannot assess the impact of each factor on Orrstown’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Orrstown or persons acting on Orrstown’s behalf may issue.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Mercersburg Financial Corporation and Orrstown Financial Services, Inc., Orrstown Financial Services, Inc. has filed with the SEC a registration statement on Form S-4, as amended (Registration No. 333-226098), containing the proxy statement/prospectus of Mercersburg Financial Corporation. The SEC declared the registration statement effective on July 25, 2018. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Orrstown Financial Services, Inc. has filed or may file with the SEC or that Mercersburg Financial Corporation has sent to stockholders in connection with the proposed merger.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  You may obtain copies of all documents filed with the SEC regarding this proposed merger, free of charge, at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Orrstown Financial Services, Inc. are available free of charge on Orrstown Financial Services, Inc.’s website, www.Orrstown.com, or by contacting Orrstown Financial Services, Inc.’s Executive Vice President and Chief Financial Officer, David P. Boyle, at (717) 530-2294.

September 4, 2018

Dear Shareholder(s):

I would like to take this opportunity to welcome you to Orrstown Financial Services, Inc. (“Orrstown”). Since the announcement on May 31, 2018 that Mercersburg Financial Corporation (“Mercersburg”) entered into an agreement to merge with Orrstown, the staffs of the two organizations have collaborated to create a smooth transition for customers, shareholders and employees. The merger is expected to close on October 1, 2018, subject to receipt of all required regulatory and stockholder approvals.
Included in this package is the Cash/Stock Election Form and Letter of Transmittal. This is the form by which you, as a Mercersburg shareholder, will make your election on the form of merger consideration you wish to receive – (1) cash, (2) shares of Orrstown common stock, or (3) a combination of cash and stock. Please note that as outlined in the merger agreement, dated May 31, 2018, and the proxy/prospectus, dated July 25, 2018, the merger consideration you receive may differ from your election due to certain proration and allocation procedures described within each of those documents.
The Cash/Stock Election Form and Letter of Transmittal fully describes what you need to do to make your merger consideration election. This includes:

•
Complete, sign and return the Cash/Stock Election Form and Letter of Transmittal to the Exchange Agent, Continental Stock Transfer & Trust Company (“Continental”). Continental must receive the completed and signed Letter of Election and Transmittal by 5:00 pm, Eastern time, Monday, September 24, 2018; and

•
Mail your Mercersburg stock certificates to Continental. If you have any questions concerning lost Mercersburg stock certificates, please contact Mercersburg’s transfer agent, Computershare Shareholder Services at (800) 368-5948.

If you have any questions or need any form of assistance with completing the enclosed Cash/Stock Election Form and Letter of Transmittal, please do not hesitate to contact Continental at (917) 262-2378.
Sincerely,
Thomas R. Quinn, Jr.
President and Chief Executive Officer

STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 31, 2018,
BY AND BETWEEN ORRSTOWN FINANCIAL SERVICES, INC. AND
MERCERSBURG FINANCIAL CORPORATION ( THE “MERGER AGREEMENT”).

Name(s) and Addresses of Registered Holder(s) (If there is any error in the name or address shown below, please make the necessary corrections)	Certificate Number(s)/Security Listing Number(s)	Number of Shares
(If additional space is needed, attach a signed schedule to this document)

TOTAL SHARES

THE INSTRUCTIONS ACCOMPANYING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

FAILURE TO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED IN THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MAY SUBJECT YOU TO BACKUP WITHHOLDING.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF MERCERSBURG FINANCIAL CORPORATION COMMON STOCK, IN THE ENCLOSED ENVELOPE TO THE EXCHANGE AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand or Overnight Delivery:
Continental Stock Transfer & Trust Company 1 State Street – 30th Floor
New York, New York 10004
Attention: Corporate Actions Department

If you have questions or need assistance, please contact Continental Stock Transfer & Trust Company, at 917-262-2378.

THE ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON SEPTEMBER 24, 2018. THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S), NO LATER THAN THIS TIME.

PLEASE NOTE THAT THIS STOCK/CASH ELECTION FORM IS NOT FOR CASTING YOUR VOTE AT THE SEPTEMBER 11, 2018 SPECIAL MEETING OF MERCERSBURG FINANCIAL CORPORATION STOCKHOLDERS. YOU MUST COMPLETE AND RETURN THE PROXY CARD SENT TO YOU PREVIOUSLY IN ORDER TO VOTE AT THE MEETING.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s shares of Mercersburg Financial Corporation common stock.
(Please check one box only to indicate your election.)

☐ (1)
Stock Election – 1.5291 shares of Orrstown Financial Services, Inc. common stock for each share of Mercersburg Financial Corporation common stock (the “Stock Consideration”), subject to proration, as calculated in the Merger Agreement and described in the Proxy Statement/Prospectus dated July 25, 2018 (the “Proxy Statement/Prospectus”).

☐ (2)
Cash Election – $40.00 in cash, without interest, for each share of Mercersburg Financial Corporation common stock (the “Cash Consideration”), subject to proration, as calculated in the Merger Agreement and described in the Proxy Statement/Prospectus.

☐ (3)	Mixed Election – A combination of stock and cash as follows:
     shares of Mercersburg Financial Corporation common stock converted into the Stock Consideration; and
     shares of Mercersburg Financial Corporation common stock converted into the Cash Consideration.
     Total (cannot exceed the total number of Mercersburg Financial Corporation shares you own of record)

☐ (4)	Non-Election – Your Mercersburg Financial Corporation shares will be deemed non-election shares if:

•	You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive;

•	No choice is indicated above under (1), (2) or (3);

•	More than one choice is indicated above under (1), (2) and (3);

•	You fail to follow the instructions on this Stock/Cash Election Form and Letter of Transmittal or otherwise fail to properly make an election; or

•
A completed Stock/Cash Election Form and Letter of Transmittal (including submission of your Mercersburg Financial Corporation common stock certificate(s)) is not actually received by the exchange agent by the Election Deadline.

If your Mercersburg Financial Corporation shares are deemed non-election shares, you will receive the Stock Consideration and/or the Cash Consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.
Priority Allocation: If you have made a Stock Election or Mixed Election and wish to designate the priority in which your Mercersburg Financial Corporation shares to be allocated to the Stock Consideration in the event the Stock Consideration is oversubscribed, please designate such priority below by stock certificate number/security listing number, with the Mercersburg Financial Corporation shares to be converted into the Stock Consideration listed first. See Instruction 8.

Total No. of Shares Represented
Certificate No./Security Listing No.	by Certificate/Security Listing

The tax consequences of the merger to you will depend on whether you receive Orrstown Financial Services common stock, cash or a combination of both for your Mercersburg Financial Corporation shares. You should consult your personal tax advisor prior to making an election and any priority designation. If you hold a single stock certificate that evidences shares of Mercersburg Financial Corporation common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the Stock Consideration.
The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) representing shares of Mercersburg Financial Corporation common stock for exchange. Please evidence the shares of Orrstown Financial Services common stock in book entry form and/or the check for cash in lieu of a fractional share interest or the Cash Consideration in the name shown above to the above address unless instructions are given under “Special Issuance/Payment Instructions” and/or “Special Delivery Instructions” below.

YOU MUST SIGN BELOW
* SIGNATURE(S) REQUIRED * Signature(s) of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) SEE INSTRUCTION 12.
Must be signed by the registered holder(s) EXACTLY as name(s) appears on stock certificate(s)/security listing(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. SEE INSTRUCTIONS 11 AND 12.

Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution.

Registered Holder	Authorized Signature
Registered Holder	Name of Firm
Title, if any	Address of Firm (Please Print)
Date: ______________________________________	Date: ______________________________________

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

Complete ONLY if the evidence of shares of Orrstown Financial Services common stock in book entry form and/or check is to be issued in a name that differs from the name on the surrendered certificate(s).
Complete ONLY if the evidence of shares of Orrstown Financial Services common stock in book entry form and/or check is to be sent to an address other than the address reflected above.
Issue to:	Mail to:
Name _____________________________________	Name _____________________________________
Address _____________________________________	Address _____________________________________
_____________________________________	_____________________________________
_____________________________________	_____________________________________

(Please also complete Substitute Form W-9 on page 5 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 12, 13 and 14)	SEE INSTRUCTION 13

PLEASE ALSO SIGN AND PROVIDE YOUR TAX ID NUMBER IN SUBSTITUTE FORM W-9 ON PAGE 5 OF THIS DOCUMENT.

AS A RESULT OF COMPLETING AND SIGNING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS, YOU WILL NOT NEED TO SIGN THE BACK OF YOUR MERCERSBURG FINANCIAL CORPORATION STOCK CERTIFICATE(S).

IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt stockholder of Mercersburg Financial Corporation is required to provide the exchange agent for the merger, Continental Stock Transfer & Trust Company, with such stockholder’s correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below. You must provide your TIN and complete the Substitute Form W-9 below regardless of the form of merger consideration you elect. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING STOCKHOLDER TO 24% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the exchange agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 24% on all payments to such surrendering stockholders of any cash due for their Mercersburg Financial Corporation shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER’S NAME:	Continental Stock Transfer & Trust Company
SUBSTITUTE FORM W-9	Part 1 - PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	TIN	____________________________ Social Security Number or Employer Identification Number
Department of the Treasury
Internal Revenue Service	Name (Please Print)
Part 2 - For Payers (i.e., corporations and certain foreign individuals) exempt from backup withholding, please write “exempt”
Address

City State Zip Code

Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification
Part 3 - CERTIFICATION. UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. citizen or other U.S. person, and (4) all other information provided on this form is true, correct and complete.

	SIGNATURE _____________________		DATE_____________________

You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

INSTRUCTIONS
(Please read carefully the instructions below)
If you have any questions, please contact Continental Stock Transfer & Trust Company, at 917-262-2378.
If you hold any of your Mercersburg shares in “street name” (i.e. through a broker, bank or other nominee) you will receive separate election instructions from your broker, bank or other nominee. You must follow the election instructions you received from your broker, bank or other nominee in order to make a valid election for all of your Mercersburg shares. Because only the registered holders of Mercersburg shares can make an election as to the form of merger consideration, any election by a Mercersburg stockholder who holds shares in “street name” must be made through the broker, bank or other nominee.
1.ELECTION DEADLINE: For any election contained herein to be considered, this Stock/Cash Election Form and Letter of Transmittal, properly completed and signed, together with the related Mercersburg Financial Corporation common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., EASTERN TIME, ON SEPTEMBER 24, 2018. Orrstown Financial Services has the discretion, which it may delegate to the Exchange Agent, to determine whether any Stock/Cash Election Form and Letter of Transmittal is received on a timely basis and whether a Stock/Cash Election Form and Letter of Transmittal has been properly completed.
2.DESCRIPTION OF SHARES: Insert in the box at the top of this Stock/Cash Election Form and Letter of Transmittal the certificate number(s)/security listing number(s) of the Mercersburg Financial Corporation common stock that you are surrendering herewith, the number of shares represented by each certificate, if any, and the name(s) and address(es) of the registered owners of such shares. If the space provided is insufficient, attach a separate sheet listing this information.
3    ELECTION OPTIONS: On page 2 of this Stock/Cash Election Form and Letter of Transmittal, you may indicate whether you would like to receive, in exchange for your shares of Mercersburg Financial Corporation common stock, the Stock Consideration, the Cash Consideration or a combination of the Stock Consideration and the Cash Consideration. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Mark only one selection. The Merger Agreement provides that 15% of the shares of Mercersburg Financial Corporation common stock outstanding immediately prior to the effective time of the merger will be exchanged for the Cash Consideration, with the remaining 85% of the outstanding Mercersburg Financial Corporation shares exchanged for the Stock Consideration. Therefore, you might receive Mercersburg Financial Corporation stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other Mercersburg Financial Corporation stockholders. Mercersburg Financial Corporation stockholders who are deemed to have made a non-election may receive all cash, all stock or a mix of Cash Consideration/Stock Consideration, depending upon the elections of other Mercersburg Financial Corporation stockholders.
4.NOMINEES: Any record holder of shares of Mercersburg Financial Corporation common stock who is a nominee may submit one or more Stock/Cash Election Forms and Letters of Transmittal indicating on the form or forms a combination of elections covering up to the aggregate number of shares of Mercersburg Financial Corporation common stock owned by such record holder. However, upon the request of Orrstown Financial Services, such record holders will be required to certify to the satisfaction of Orrstown Financial Services that such record holder holds such shares of Mercersburg Financial Corporation common stock as nominee for the beneficial owners of such shares.
5.REVOCATION OR CHANGE OF STOCK/CASH ELECTION FORM: Any Stock/Cash Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the exchange agent for the merger, Continental Stock Transfer & Trust Company (the “Exchange Agent”) but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. Orrstown Financial Services will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

6

6.SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Stock/Cash Election Form and Letter of Transmittal must be accompanied by any certificate(s) evidencing your shares and any required accompanying evidences of authority (see Instruction 11).
7.LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has (have) been lost or destroyed, that holder should promptly contact the transfer agent for Mercersburg Financial Corporation common stock, Computershare Shareholder Services at 800-368-5948 to arrange for the replacement of the lost or destroyed certificate(s) with new certificates to be delivered to the Exchange Agent with this Election Form and Letter of Transmittal, properly completed and duly executed, prior to the Election Deadline.
8.PRIORITY FOR STOCK ELECTION OR MIXED ELECTION SHARES: If you have made a Stock Election or Mixed Election and acquired your Mercersburg Financial Corporation shares in different lots, you may designate on this Stock/Cash Election Form and Letter of Transmittal, by stock certificate number, one or more of such lots for priority allocation of any Stock Consideration which you are entitled to receive. The following is an example of how the priority allocation works. Assume you own 1,000 shares of Mercersburg Financial Corporation common stock, 200 of which you acquired in 2012, 300 of which you acquired in 2014, and 500 of which you acquired in 2016. Assume further that you elect the Stock Consideration for all of your Mercersburg Financial Corporation shares and the number of stock elections by Mercersburg Financial Corporation stockholders exceeds the available Stock Consideration, such that under the proration provisions of the Merger Agreement 90% of your Mercersburg Financial Corporation shares will be converted to the Stock Consideration, with the remaining 10% converting to the Cash Consideration. By making a priority designation, you are designating the order (by stock certificate number/security listing number) in which your Mercersburg Financial Corporation shares are to be allocated the Stock Consideration under these circumstances. In the above example, if the order of your priority designation was: first, the shares acquired in 2016; second, the shares acquired in 2014; and third, the shares acquired in 2012, then all of the shares acquired in 2016 and 2014 would convert to the Stock Consideration and 100 of the shares acquired in 2012 would convert to the Stock Consideration and 100 would convert to the Cash Consideration. If you hold a single stock certificate that evidences shares of Mercersburg Financial Corporation common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the Stock Consideration.
No assurance can be made that you will receive the tax treatment that you desire as a result of making a priority designation on this Stock/Cash Election Form and Letter of Transmittal, and none of Orrstown Financial Services, Mercersburg Financial Corporation, the Exchange Agent or any of their respective officers, directors, employees or agents assumes any responsibility for the tax treatment that you ultimately receive.
9.TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares of Mercersburg Financial Corporation common stock after being notified of such termination by Orrstown Financial Services or Mercersburg Financial Corporation. In such event, shares of Mercersburg Financial Corporation common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger Agreement. Certificates representing shares of Mercersburg Financial Corporation common stock held directly by Mercersburg Financial Corporation stockholders will be returned by registered mail.
10.METHOD OF DELIVERY: Your Mercersburg Financial Corporation stock certificate(s) and this Stock/Cash Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to Orrstown Financial Services or Mercersburg Financial Corporation. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of this Stock/Cash Election Form and Letter of Transmittal is at the option and risk of the surrendering stockholder. Delivery will be deemed effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent. If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed.

11.EVIDENCE OF SHARES/CHECK ISSUED IN THE SAME NAME: If the shares in book entry form representing Orrstown Financial Services common stock are to be evidenced and/or the check is to be issued in the same name as the surrendered certificate is registered, this Stock/Cash Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled “Special Issuance/Payment Instructions” or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Stock/Cash Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Stock/Cash Election Forms and Letters of Transmittal as there are different registrations. Stock/Cash Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.
12.EVIDENCE OF SHARES/CHECK ISSUED IN DIFFERENT NAME: If the section entitled “Special Issuance/Payment Instructions” is completed, then signatures on this Stock/Cash Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”).
13.SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the shares in book entry form representing Orrstown Financial Services common stock are to be evidenced and/or check is to be sent if different from the name and/or address of the person(s) signing this Stock/Cash Election Form and Letter of Transmittal. The stockholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the stockholder named therein will be considered the record owner for this purpose.
14.STOCK TRANSFER TAXES: If any shares of Orrstown Financial Services common stock are to be evidenced in book entry form or any payment of the Cash Consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered Mercersburg Financial Corporation certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.
15.CONSTRUCTION: All questions with respect to this Stock/Cash Election Form and Letter of Transmittal raised by holders of Mercersburg Financial Corporation common stock (including, without limitation, questions relating to the time limits or effectiveness of revocation of any election and questions relating to computations as to allocations) will be determined by Orrstown Financial Services and/or the Exchange Agent, whose determination shall be conclusive and binding. Orrstown Financial Services shall have the right to reject any and all Stock/Cash Election Forms and Letters of Transmittal not in the proper form or to waive any irregularities in any such form, although it does not represent that it will do so. Orrstown Financial Services and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of Mercersburg Financial Corporation common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither Orrstown Financial Services nor the Exchange Agent is under any obligation to notify a holder of shares of Mercersburg Financial Corporation common stock of any defect in a Stock/Cash Election Form and Letter of Transmittal.
16. QUESTIONS: If you have any questions or would like to receive additional or multiple copies of this Stock/Cash Election Form and Letter of Transmittal, please contact Continental Stock Transfer & Trust Company, at 917-262-2378.